Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company:

Medicure Inc. (“Medicure” or the “Corporation”)

2 – 1250 Waverley Street

Winnipeg, Manitoba R3T 6C6

2.	Date of Material Change:

December 19, 2019

3.	News Release:

A press release with respect to the material change described herein was issued on December 20, 2019 and filed on SEDAR.

4.	Summary of Material Change:

Medicure announced the preliminary results of its substantial issuer bid (the "Offer") to repurchase for cancellation up to 4.0 million of its common shares (the “Common Shares”) at a set purchase price of $6.50 per Common Share for a total purchase price of up to $26.0 million in cash. The Offer expired at 5:00 p.m. (Eastern Standard Time) on December 19, 2019. The Common Shares expected to be purchased under the Offer represent approximately 27.0% of the outstanding Common Shares as at the time that the Offer was commenced. After giving effect to the Offer, the Company expects to have 10,804,013 Common Shares outstanding.

5.	Full Description Of Material Change:

See Attached Schedule “A”.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

For further information contact James Kinley, Chief Financial Officer of Medicure Inc. (204) 487-7412.

Dated at Winnipeg, Manitoba this 24st day of December 2019

MEDICURE INC.

Per: “James Kinley”

Chief Financial Officer

SCHEDULE “A”

MEDICURE ANNOUNCES PRELIMINARY RESULTS OF SUBSTANTIAL ISSUER BID

WINNIPEG, CANADA – (December 20, 2019) - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, announced today the preliminary results of its substantial issuer bid (the "Offer") to repurchase for cancellation up to 4.0 million of its common shares (the “Common Shares”) at a set purchase price of $6.50 per Common Share for a total purchase price of up to $26.0 million in cash. The Offer expired at 5:00 p.m. (Eastern Standard Time) on December 19, 2019.

The Common Shares expected to be purchased under the Offer represent approximately 27.0% of the outstanding Common Shares as at the time that the Offer was commenced. After giving effect to the Offer, the Company expects to have 10,804,013 Common Shares outstanding.

Based on the preliminary count by Computershare Trust Company of Canada (the “Depositary”), a total of 10,154,952 Common Shares were properly deposited under the Offer and not withdrawn. As the Offer was oversubscribed, the Company will purchase Common Shares deposited on a pro rata basis following determination of the final results of the Offer. The Company expects that tendering shareholders will have approximately 39.4% of their tendered Common Shares purchased by the Company under the Offer.

The number of Common Shares properly deposited under the Offer and the proration factor set out above are preliminary, subject to verification and confirmation by the Depositary. Medicure will announce the final results of the Offer on the day that the Common Shares are taken up in the event that the final results differ materially from the preliminary results. Any Common Shares deposited under the Offer but not purchased, including any Common Shares invalidly deposited, will be returned to the depositing shareholders by the Depositary.

The full details of the Offer are described in the Company's offer to purchase and issuer bid circular dated November 1, 2019, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which are available on SEDAR under the Company's profile at www.sedar.com.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Common Shares.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit: http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

James Kinley

Chief Financial Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com